December 12, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Lionbridge Technologies, Inc. Filed on Form S-3 Registration No. 333-129933
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between December 5, 2005 and the date hereof 5,044 copies of the Preliminary Prospectus dated December 5, 2005 were distributed as follows: 2,324 to 2 underwriters, 2,357 to prospective investors, 350 to 2 prospective dealers and 13 to 4 others.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on December 13, 2005 or as soon thereafter as practicable.
Very truly yours,
GOLDMAN, SACHS & CO.
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
As Underwriters

By:	/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)